UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of The Securities Exchange Act of 1934

(Amendment No. 1)

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☐	Soliciting Material Under Rule 14a-12

CITI TRENDS, INC.
(Name of Registrant as Specified in Its Charter)

MACELLUM ADVISORS GP, LLC

MACELLUM SPV III, LP

MACELLUM CAPITAL MANAGEMENT, LLC

MACELLUM MANAGEMENT, LP

MCM MANAGEMENT, LLC

MCM MANAGERS, LLC

JONATHAN DUSKIN

DYAN JOZWICK

LANA CAIN KRAUTER

PAUL METCALF

(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

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PRELIMINARY COPY SUBJECT TO COMPLETION
DATED MARCH 21, 2017

MACELLUM SPV III, LP

___________________, 2017

Dear Fellow Stockholder:

Macellum SPV III, LP and the other participants in this solicitation (collectively, “Macellum” or “we”) are the beneficial owners of an aggregate of 584,600 shares of common stock, par value $0.01 per share (the “Common Stock”), of Citi Trends, Inc., a Delaware corporation (“Citi Trends” or the “Company”), including 53,500 shares of Common Stock underlying certain call options, representing approximately 3.92% of the outstanding shares of Common Stock. We are seeking your support for the election of our three (3) nominees to the Company’s Board of Directors (the “Board”) at the 2017 annual meeting of stockholders scheduled to be held at [ ], on [_____], [_______, 2017] at [_:__ _.m., EDT] (including any adjournments or postponements thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”).

As further discussed in the attached Proxy Statement, we are seeking representation on the Board because we believe the Company has underachieved its strategic and economic potential, as evidenced by the Company’s poor stockholder returns and declining operating performance. We believe that the Board needs to be reconstituted with new independent directors that will bring a fresh perspective and focus on greater stockholder accountability and oversight. Collectively, our nominees bring not only significant operating experience in retail and merchandising, but also will have the commitment to stockholder interests that we believe is lacking on the Board, given the minimal amount of Common Stock acquired by the Board despite the independent directors having an average tenure of over 9 years (excluding the appointment of Barbara Levy in August 2016).

The Company has a classified Board, which is currently divided into three (3) classes. We believe two (2) Class III directors and one (1) Class II director are up for re-election at the Annual Meeting. We are seeking your support at the Annual Meeting to elect our three (3) nominees in opposition to three (3) of the Company’s director nominees. Your vote to elect our nominees will have the legal effect of replacing three (3) incumbent directors with our nominees. If elected, our nominees will constitute a minority on the Board and there can be no guarantee that our nominees will be able to implement the actions that they believe are necessary to unlock stockholder value. However, we believe the election of our nominees is an important step in the right direction for enhancing long-term value at the Company.

We urge you to carefully consider the information contained in the attached Proxy Statement and then support our efforts by signing, dating and returning the enclosed WHITE proxy card today. The attached Proxy Statement and the enclosed WHITE proxy card are first being furnished to the stockholders on or about ____________, 2017.

If you have already voted for the incumbent management slate, you have every right to change your vote by signing, dating and returning a later dated WHITE proxy card or by voting in person at the Annual Meeting.

If you have any questions or require any assistance with your vote, please contact Saratoga Proxy Consulting LLC, which is assisting us, at its address and toll-free numbers listed below.

Thank you for your support,

/s/ Jonathan Duskin

Jonathan Duskin
Macellum Advisors GP, LLC

If you have any questions, require assistance in voting your WHITE proxy card,

or need additional copies of Macellum’s proxy materials,

please contact:

Stockholders call toll free at (888) 368-0379

Email: info@saratogaproxy.com

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED MARCH 21, 2017

2017 ANNUAL MEETING OF STOCKHOLDERS
OF
CITI TRENDS, INC.

_________________________

PROXY STATEMENT
OF
MACELLUM SPV III, LP

_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED WHITE PROXY CARD TODAY

Macellum SPV III, LP, a Delaware limited partnership (“Macellum SPV”), and the other participants in this solicitation (collectively, “Macellum” or “we”) are significant stockholders of Citi Trends, Inc., a Delaware corporation (“Citi Trends” or the “Company”), who collectively beneficially own an aggregate of 584,600 shares of common stock, par value $0.01 per share (the “Common Stock”), of the Company, including 53,500 shares of Common Stock underlying certain call options, representing approximately 3.92% of the outstanding shares of Common Stock. We believe that the Board of Directors of the Company (the “Board”) needs to be meaningfully reconstituted with new independent directors who have strong, relevant backgrounds and who are committed to fully exploring all opportunities to unlock stockholder value. We are seeking your support at the annual meeting of stockholders scheduled to be held at [ ], on [_____], [_______, 2017] at [_:__ _.m., EDT] (including any adjournments or postponements thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”), for the following:

1.	To elect Macellum’s three (3) director nominees, [Jonathan Duskin, Dyan Jozwick, Lana Cain Krauter and Paul Metcalf ] (each a “Nominee” and, collectively, the “Nominees”), to the Board to serve as two (2) Class III directors with a term expiring at the 2020 annual meeting of stockholders and one (1) Class II director with a term expiring at the [2019] annual meeting of stockholders and until their respective successors are duly elected and qualified;
2.	To vote on a non-binding, advisory resolution to approve the compensation of the Company’s named executive officers for 2016;
3.	To hold a non-binding, advisory vote on the frequency of the advisory vote on the compensation of the Company’s executive officers;
4.	To ratify the appointment of KPMG LLP as the independent registered public accounting firm of the Company for the fiscal year ending February 3, 2018; and
5.	To consider and act upon such other matters as may properly come before the Annual Meeting.

The Company has a classified Board, which is currently divided into three (3) classes. Two (2) Class III directors with terms expiring at the 2020 annual meeting of stockholders and one (1) Class II director with a term expiring at the [2019] annual meeting of stockholders are up for re-election at the Annual Meeting. We are seeking your support at the Annual Meeting to elect our three (3) Nominees in opposition to three (3) of the Company’s director nominees. Your vote to elect our Nominees will have the legal effect of replacing three (3) incumbent directors with our Nominees. If elected, our Nominees will constitute a minority on the Board and there can be no guarantee that our Nominees will be able to implement the actions that they believe are necessary to unlock stockholder value. However, we believe the election of our Nominees is an important step in the right direction for enhancing long-term value at the Company.

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Macellum SPV, Macellum Management, LP (“Macellum Management”), Macellum Advisors GP, LLC (“Macellum GP”), Macellum Capital Management, LLC (“Macellum Capital”), MCM Managers, LLC (“MCM Managers”), MCM Management, LLC (“MCM Management”), and Jonathan Duskin are members of a group (the “Macellum Group”) formed in connection with this proxy solicitation and are deemed participants in this proxy solicitation, together with the Nominees.

The Company has set the close of business on [______], 2017 as the record date for determining stockholders entitled to notice of and to vote at the Annual Meeting (the “Record Date”). The mailing address of the principal executive offices of the Company is 104 Coleman Boulevard, Savannah, Georgia 31408. Stockholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting. According to the Company, as of the Record Date, there were [_______] shares of Common Stock outstanding.

As of the Record Date, the Macellum Group beneficially owned 584,600 shares of Common Stock, including 53,500 shares of Common Stock underlying certain call options (the “Shares”). We intend to vote such Shares FOR the election of the Nominees, AGAINST the approval of the non-binding advisory vote on the compensation of the Company’s named executive officers, ONE YEAR with respect to the Company’s proposal to approve, on an advisory basis, the frequency of the advisory vote on the compensation of the Company’s executive officers and FOR the ratification of the selection of KPMG LLP as the independent registered public accounting firm of the Company for the fiscal year ending February 3, 2018, as described herein.

THIS SOLICITATION IS BEING MADE BY MACELLUM AND NOT ON BEHALF OF THE BOARD OR MANAGEMENT OF THE COMPANY. WE ARE NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING OTHER THAN AS SET FORTH IN THIS PROXY STATEMENT. SHOULD OTHER MATTERS, WHICH MACELLUM IS NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED WHITE PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

MACELLUM URGES YOU TO SIGN, DATE AND RETURN THE WHITE PROXY CARD IN FAVOR OF THE ELECTION OF THE NOMINEES.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY COMPANY MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE ON EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT BY SIGNING, DATING AND RETURNING THE ENCLOSED WHITE PROXY CARD. THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

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Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting

This Proxy Statement and our WHITE proxy card are available at

[______________________________]

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IMPORTANT

Your vote is important, no matter how few shares of Common Stock you own. Macellum urges you to sign, date, and return the enclosed WHITE proxy card today to vote FOR the election of the Nominees and in accordance with Macellum’s recommendations on the other proposals on the agenda for the Annual Meeting.

•	If your shares of Common Stock are registered in your own name, please sign and date the enclosed WHITE proxy card and return it to Macellum, c/o Saratoga Proxy Consulting LLC (“Saratoga”), in the enclosed postage-paid envelope today.
•

If your shares of Common Stock are held in a brokerage account or bank, you are considered the beneficial owner of the shares of Common Stock, and these proxy materials, together with a WHITE voting instruction form, are being forwarded to you by your broker or bank. As a beneficial owner, you must instruct your broker, trustee or other representative how to vote. Your broker cannot vote your shares of Common Stock on your behalf without your instructions.

•	Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed voting form.

Since only your latest dated proxy card will count, we urge you not to return any proxy card you receive from the Company. Even if you return the management proxy card marked “withhold” as a protest against the incumbent directors, it will revoke any proxy card you may have previously sent to us. Remember, you can vote for our three (3) Nominees only on our WHITE proxy card. So please make certain that the latest dated proxy card you return is the WHITE proxy card.

If you have any questions, require assistance in voting your WHITE proxy card,

or need additional copies of Macellum’s proxy materials,

please contact:

Stockholders call toll free at (888) 368-0379

Email: info@saratogaproxy.com

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Background to the Solicitation

The following is a chronology of the material events leading up to this proxy solicitation:

•	At various times over the last few years, from December 2011 to December 2016, certain representatives of Macellum spoke and met with members of management, including more recently, on December 7, 2016, with Macellum’s Chief Executive Officer, Jason T. Mazzola, and Chief Financial Officer, Bruce D. Smith, to discuss the Company’s performance and Macellum’s ideas for maximizing long-term stockholder value.
•	On January 24, 2017, certain representatives of Macellum traveled with Mr. Mazzola to a Citi Trends store in Pennsylvania as well as one of the Company’s competitor’s stores to learn more about the Company’s operations and strategy. During these visits, Macellum discussed various ideas to enhance the value of the Company, including to appoint new independent directors to the Board. Macellum also asked to speak to the Chairman of the Board, R. Edward Anderson.
•	On January 30, 2017, Macellum sent a follow up email to Citi Trends management for a request to speak with Mr. Anderson.
•	On January 31, 2017, certain representatives of Macellum held a call with Citi Trends’ investor relations representative to discuss why Mr. Anderson would not speak with Macellum directly.
•	On February 1, 2017, Macellum sent a follow up email to Citi Trends’ investor relations representative trying to get in contact with Mr. Anderson directly.
•	On February 6, 2017, Macellum delivered a letter to Mr. Anderson, seeking to open up communications with him and the Board directly regarding Macellum’s ideas for creating value for all stockholders. In the letter, Macellum expressed its concerns with the Company’s share price and financial underperformance when compared to its off-price retail peers, like Burlington Stores Inc. (“BURL”), Ross Stores, Inc. (“ROST”), and The TJX Companies, Inc. (“TJX”). Macellum also expressed its belief that stockholders should have greater representation on the Board with the addition of a direct stockholder representative.
•	On February 13, 2017, certain representatives of Macellum met with Mr. Mazzola and Mr. Anderson to discuss Macellum’s ideas for creating value for all Citi Trends stockholders and its February 6 letter. At this meeting, Macellum expressed its desire to work constructively with the Company and belief that the Board should be reconstituted with the addition of new independent directors and deletions of incumbent directors. Macellum noted that it had a list of qualified director candidates that it could share with the Company, one of which would include Mr. Duskin. Macellum also expressed the importance of maintaining a small Board given the size of the Company.
•	On February 16, 2017, Macellum sent an email to Mr. Mazzola and Mr. Anderson following up on their February 13th meeting. Macellum noted that the deadline for submission of director nominations under the Company’s Amended and Restated By-laws (the “Bylaws”) as approaching and expressed its desire to come to a mutually satisfactory agreement to avoid a contested election at the Annual Meeting.
•

On February 20, 2017, Mr. Anderson sent a letter to Macellum on behalf of the Board offering to consider adding a mutually agreed upon independent director to the Board unaffiliated with Mr. Duskin or Macellum Capital, through an expansion of the Board (rather than a deletion), which would be nominated for election at the Annual Meeting (rather than immediately appointed). In exchange, the Board requested that Macellum agree not to nominate any other candidates or present any stockholder proposals or call or support the calling of any special meeting of stockholders prior to the 2019 annual meeting of stockholders (effectively a 2 year standstill).

•	On February 21, 2017, certain representatives of Macellum held a call with representatives of the Company to discuss terms to avoid a contested election at the Annual Meeting. On this call, the Company reiterated its position that the Board was only willing to consider the appointment of one mutually agreed upon independent director to the Board through an expansion of the Board.

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•	On February 24, 2017, Macellum delivered a letter to the Company’s Secretary, on the final day of the advanced notice period, in accordance with the Bylaws, nominating Jonathan Duskin, Dyan Jozwick, Lana Cain Krauter, and Paul Metcalf for election to the Board at the Annual Meeting (the “Nomination Notice”).

•	On February 28, 2017, Macellum delivered to the Company a draft of a letter it intended to distribute to all stockholders in the hopes of avoiding a contested election at the Annual Meeting by outlining, with greater specificity, Macellum’s concerns regarding the Company’s underperformance, Board oversight and corporate governance. In the draft letter, Macellum expressed its belief that despite the Company’s market positioning, the Company had failed to deliver value to stockholders due to the Company’s declining operating performance, poor capital allocation and poor corporate governance. Macellum noted that the Company’s stock traded at a significant discount to the Company’s retail and off-price peers (noting that according to 2017 Bloomberg Finance L.P. consensus estimates, Citi Trends trades at 4.2x EBITDA compared to 11.6x, 11.8x, and 10.3x, for BURL, ROST and TJX, respectively, as of February 22, 2017). Macellum also noted that the Company’s sales productivity and EBIT margins had declined since 2006, Adjusted EBITDA had declined since 2010 and the Company’s return on capital had declined since 2006. Macellum expressed its concerns with the Board’s deployment of capital, including the Company’s low inventory turn which often can cause weak merchandise margins, and its concerns with the Company’s corporate governance. Specifically, Macellum questioned the need for an Executive Chairman at a cost of over $875,000 per year, and expressed its concerns that the Company’s compensation structure did not adequately link compensation with performance, among other things. Macellum also expressed its belief that the Board is particularly finance heavy and appears to lack members with specialty retail, merchandising and close-out experience, and given the long tenure of the Board, would benefit from the addition of new, independent directors and a direct stockholder representative.
•	On March 2, 2017, the Company sent a letter to Macellum indicating that they would be willing to interview and evaluate Dyan Jozwick, Lana Cain Krauter, and Paul Metcalf but not Mr. Duskin and consider adding up to two of such nominees to the Board, subject to the completion of the Board’s vetting process, including completion of a director questionnaire, and interviews with the Nominating and Corporate Governance Committee, despite having detailed information regarding such nominees as set forth in Macellum’s Nomination Notice. In response and in another attempt to avoid a contested election at the Annual Meeting, Macellum scheduled a call to discuss these proposed settlement terms.

•	On March 3, 2017, certain representatives of Macellum held a call with representatives of the Company to further discuss terms to avoid a contested election at the Annual Meeting. On this call, the Company offered to prepare a draft settlement agreement. Macellum indicated that any framework for settlement would need to include the addition of certain of its Nominees (as a result of deletions on the existing Board) and that it would be amenable to a standstill period longer than one year if certain financial performance metrics were achieved by the Company, like a higher stock price. Macellum also noted that if the Board would not add new independent directors through deletions on the Board, it might get comfortable with a larger Board if Mr. Duskin was appointed to the Board as a direct stockholder representative and more of its Nominees were appointed to the Board, although that was not its preference.

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•	On March 8, 2017, the Company sent a draft settlement agreement to Macellum indicating that it would only consider, in good faith, the appointment of two directors mutually agreeable between the Board and Macellum and unaffiliated with Macellum. The draft settlement agreement also included standstill provisions that would not expire until the completion of the 2018 annual meeting of stockholders (effectively a 2 year standstill) or earlier if the Company failed to hit a $40 million Adjusted EBITDA target for fiscal 2017. In response, Macellum called the Company noting that the draft settlement agreement did not include many of the terms previously discussed, including the commitment to appoint certain of the Nominees nominated by Macellum, including Macellum’s preference to have Mr. Duskin appointed to the Board, and a more meaningful performance target to extend the standstill beyond 1 year, such as a stock price target. In response, the Company indicated that it would never agree to the appointment of Mr. Duskin to the Board, would not have any directors resign, and would not commit to appointing any new directors to the Board.

•	On March 9, 2017, Macellum issued a press release announcing it nominated four highly qualified director candidates for election to the Board at the Annual Meeting and releasing the open letter to the Company’s stockholders originally sent in draft form to the Company on February 28, 2017.
•	Also on March 9, 2017, the Company issued a statement regarding Macellum’s director nominations.
•	On March 15, 2017, Macellum issued a press release commenting on settlement discussions with Citi Trends and the Company’s fourth quarter 2016 earnings report. Macellum noted that (i) Citi Trends had refused to commit to the appointment of any new directors and would merely consider adding up to two new independent directors, (ii) the Board was unwilling to consider the resignation of even one incumbent director or the appointment of a direct stockholder representative (Mr. Duskin), and (iii) demanded that Macellum agree to a two year standstill which would only be reduced if the Company failed to hit a $40 million Adjusted EBITDA target, a target below the Company’s 2015 Adjusted EBITDA level and well below the Company’s historic highs. Macellum also expressed concerns with the Company’s fourth quarter 2016 financial results, noting, among other things, that the upside to analyst expectations was driven by a lower tax rate as well as a one-time insurance settlement reducing operating expenses, rather than improved operational performance, and that for the year, operating results had declined.
•	To date, no meaningful discussions have occurred between the Company and Macellum to avoid a contested election at the Annual Meeting.

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REASONS FOR THE SOLICITATION

WE BELIEVE THAT CHANGE TO THE COMPANY’S BOARD IS NEEDED NOW TO MAXIMIZE STOCKHOLDER VALUE

We are a large stockholder of Citi Trends and our interests are directly aligned with all stockholders – to maximize the value of the Common Stock. We have substantial experience investing in consumer and retail companies and assisting such companies in improving their long-term financial and stock price performance. Macellum’s historical investments include: Collective Brands, GIII Apparel Group, Hot Topic, Charming Shoppes and Warnaco, among other companies. Macellum prefers to constructively engage with management to improve its governance and performance for the benefit of all stockholders. However, when management is entrenched, Macellum has run successful proxy contests to effectuate meaningful change, including at The Children’s Place and most recently at Christopher & Banks.

We invested in Citi Trends because we believe the Company is an attractive investment opportunity that has not taken full advantage of the significant opportunities to increase its profitability. At a time when off-price retailers have taken material share from the rest of the apparel industry, Citi Trends has experienced declining operating performance and failed to deliver value to stockholders, as evidenced by its declining stock price and poor returns on equity and invested capital, as further described below.

We believe the Company’s underperformance is largely the result of the Board’s lack of requisite backgrounds and skills to appropriately add value to management, poor capital allocation and poor corporate governance. In our view, the Board is particularly finance heavy and appears to lack members with specialty retail, merchandising and close-out experience. We also believe the long-tenure of the Board (with the independent directors (other than Barbara Levy who was added in August 2016) having an average tenure of over 9 years) compromises the directors’ independence and therefore hinder their ability to provide effective oversight. In addition, the independent directors’ lack of meaningful ownership in the Company suggests a lack of alignment of interests with other stockholders who have invested their own capital in the Company’s stock.

Accordingly, we have nominated three (3) highly qualified independent Nominees for election at the Annual Meeting, each of whom brings specific skill sets and industry experience, as well as a commitment to stockholder interests that we believe is lacking on the Board, as further described below.

We Are Concerned with the Company’s Poor Stock Performance and Poor Returns on Equity and Invested Capital

Since 2006, when R. Edward Anderson, currently Executive Chairman of the Board, joined the Board, Citi Trends’ stock price has significantly underperformed the S&P 500 Retailing Index, the S&P 500 Index, the Russell 2000 Index and its off-price retailer peers.

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Source: Bloomberg Finance L.P.

(1)	Stock prices as of 3/8/17, one trading day prior to Macellum’s public announcement of its nomination of the Nominees.
(2)	S&P 500 Retailing Index was formed on 6/30/06. Citi Trends performance over a similar time was -58%.

In addition, according to 2017 Bloomberg Finance L.P. consensus estimates, Citi Trends trades at 4.2x EBITDA compared to 11.7x, 11.4x, and 10.6x, for BURL, ROST and TJX, respectively, as of March 8, 2017.

Furthermore, as noted in the table below, the Company’s return on equity (“ROE”) and return on invested capital (“ROIC”) has declined significantly and underperformed its off-price retailer peers.

Source: Bloomberg Finance L.P.

We believe the Company’s Board has failed to deliver value to its stockholders and that the vast preponderance of the Company’s underperformance is the result of the Company’s declining operating performance, poor capital allocation and poor corporate governance.

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We Believe the Company’s Declining Operating Performance Evidences the Need for Change

As shown in the chart below, the Company’s financial results have fallen persistently. Sales productivity and EBIT margins have declined 23% and 475 basis points, respectively, since 2006.

Source: Bloomberg Finance L.P.; Company public filings; Macellum estimates.

(3): Adjusted for 53 week.

In addition, Adjusted EBITDA dollars have declined 27% from its peak in 2010 of $49 million, to $36 million as of January 28, 2017.

We believe the Company has latched onto a false narrative to explain the Company’s declining financial results – that female consumers are spending less due to their lack of interest in urban brands. While we understand that female customers are not interested in buying brands that were popular years earlier, we believe female customers want to buy branded clothes and fashion at a value price point and are willing to pay for fashion they want. In addition, we can find no evidence over the past seven years that female apparel spending has fallen. In fact, according to the U.S. Department of Commerce, U.S. women’s retailers’ revenue has increased over 15% since 2009.

Instead, we believe changes in the Company’s merchandise strategy since 2006, such as a change in the amount of brands sold, amount of in-season close-out product purchased, the amount of choices of female apparel the Company offers, amount and type of pack-away product purchased, and the amount of out-of-season “planned program” products purchased, perhaps due to the turnover of management teams and lack of merchandising experience on the Board, has confused the Company’s key customers, resulting in significant sales declines.

We Question the Board’s Ability to Allocate Capital

We have serious concerns with the Board’s deployment of capital. Below are just a few examples:

•	Low Inventory Turns – The Company currently has a significant amount of cash stranded unnecessarily in inventory and, when combined with low inventory turns, can cause weak merchandise margin because excess supply of inventory requires additional markdowns to clear merchandise that is not selling. This, in turn, depresses sales and margins. Slow turning merchandise also limits the Company’s ability to provide fresh receipts and newness to its very fashion sensitive customers. The table below demonstrates significantly lower inventory turns over the last ten years when compared to the Company’s peers - BURL, ROST, and TJX. In our view, low inventory turn exemplifies weak capital discipline.

Inventory Turns

 Source: Bloomberg Finance L.P.

Adjusted for Occupancy in Costs in Goods Sold.

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•	Share Repurchases – We believe apparel retailers need to have a strong balance sheet. However, given Citi Trend’s depressed valuation, we believe the Company should apply its excess cash to accretive share repurchases. The Board’s strategy of waiting until trends are consistently positive, demonstrates to us a lack of confidence in the business and significantly lowers returns for stockholders.

•	Systems – We believe this Board has erred in judgment by not allocating capital where it is badly needed. The Company’s CEO, Mr. Jason T. Mazzola, has said, “Citi Trends’ systems are similar to TJX circa 1996-97.” The lack of systems is often cited by management as a rationale for underperformance and missed opportunities. Systems, particularly planning and allocation, are a critical element of any retailer’s ability to succeed and we do not believe this Board has allocated sufficient capital to upgrading its systems. Rather, it appears the Company is slowly building its own solutions rather than quickly installing industry proven technology.

We Are Concerned with the Company’s Executive Compensation Practices

We do not believe a company of this size should be paying for effectively two CEOs. Last year Mr. Anderson was compensated $877,000 as Executive Chairman, while the Company’s CEO, Mr. Mazzola, was compensated $1.5 million. If the Board believes Mr. Mazzola is the appropriate CEO to take the Company to the next level, then there is no need for paying an Executive Chairman almost $1 million. If Mr. Mazzola is not the right CEO, then we question the Board’s judgment of promoting someone who is not ready for this critical role. A mistake the Board made promoting Mr. R. David Alexander Jr. in 2009 (as further discussed below).

It is also concerning to us that Mr. Anderson, over the last eleven years as CEO and/or Executive Chairman, has made $11.9 million (not including 2016 compensation which has not been disclosed yet) from the Company, while stockholders have lost approximately 63% in stockholder value over the same period. In his most recent stint as CEO, from January 2012 to April 2015, Mr. Anderson was compensated $5.8 million. While at the same time, Adjusted EBITDA averaged $24 million, down significantly from the $49 million level achieved in 2010. In Mr. Anderson’s last full year as CEO, in 2014, the Company generated Adjusted EBITDA of $31 million. This result was $27 million or 47% below the target set in 2011 for the Company while he served as Chairman. For that outcome, Mr. Anderson received $2.96 million in compensation.

We also believe the Board has been erratic in setting financial goals for the purposes of incentive compensation. As shown in the table below, the Board has recently overseen a pattern of missed goals followed the next year by lower targets required to achieve an incentive compensation bonus. We do not believe the Board is setting incentive compensation plans that promote long-term growth in stockholder value. We would also note that the year Mr. Anderson made $2.96 million, the compensation target was just 11%.

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Incentive Compensation – Company EBITDA Targets

Source: Bloomberg Finance L.P.; SEC public filings

We Are Concerned with the Company’s Poor Corporate Governance

The Board has received an Institutional Shareholder Services (ISS) Ranking of 8 out of 10 (10 being the worst) for governance risk in the Shareholder Rights category for the last three years consecutively.  For example, based on the Company’s governance charter, independent directors (who only own approximately 0.6% of the Company’s total shares outstanding), are only expected to attain stock ownership with a fair market value equal to 2x the annual base cash retainer paid to directors. ISS recommends that the standard stock ownership ratio be at least three or four times and that robust governance ownership be at five times or more.

We Are Concerned with the Board’s Ability to Provide Effective Oversight of Management

Similar to the promoting of Mr. Mazzola as CEO, Mr. Alexander was promoted to CEO from within the Company on April 5, 2009. Mr. Alexander lacked merchandising experience at the time he was promoted. The results were disastrous. Over the three years he was CEO, Adjusted EBITDA declined 71% from $45.8 million (trailing twelve months prior to his promotion to CEO) to $13.5 million in 2011. This illustrates the Board’s poor judgment and oversight on two accounts. First, appointing a CEO that was not appropriately suited to lead the Company and second, waiting three years to act as Mr. Alexander implemented initiatives that resulted in a significant deterioration in results. Furthermore, the fact that Mr. Alexander was hired just four months earlier as President and Chief Operating Officer, before being promoted to CEO, as Mr. Anderson abruptly retired, calls into question their lack of succession planning process.

We also have concerns that the Board’s independence may be compromised given its long tenure. Four independent Directors have an average tenure of over 9 years (excluding Barbara Levy who was added to the Board in August 2016 and previously worked with the Company’s CEO, Mr. Mazzola, at Ideeli Inc.). Despite this long tenure, they have acquired only a minimal amount of Company stock. We believe such long-tenure compromises the directors’ independence and therefore hinder their ability to provide effective oversight. In addition, the independent directors’ lack of meaningful ownership in the Company suggests a lack of alignment of interests with other stockholders who have invested their own capital in the Company’s stock.

We Are Concerned with the Lack of Relevant Skill-Set on the Board

We believe the Board lacks the requisite backgrounds and skills to appropriately add value to management. In our view, the Board is particularly finance heavy and appears to lack members with specialty retail, merchandising and close-out experience. We also note that the Board’s Executive Chairman, Mr. Anderson, brings only one perspective to the Board. He serves on no other public boards and his professional experience is only informed by his 15 years at the Company. It is hard to believe in this period of retail upheaval that an Executive Chairman, with no other professional experiences, can bring meaningful, fresh perspective during these difficult times.

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We Believe Our Nominees Have the Experience, Qualifications and Commitment Necessary to Fully Explore Available Opportunities to Unlock Value for Stockholders

With proper guidance and oversight from the Board., we believe there is a significant opportunity to create value for all Citi Trends stockholders. With initiatives to address the many issues highlighted above we believe the Company could recover lost sales productivity and margins while generating material cash flow from inventory optimization. Moreover, with consistency, we believe the Company could be accorded a valuation closer to its peers and could realize an even higher valuation considering their size and potential for growth.

We have nominated three (3) highly qualified individuals with significant operating experience in retail and merchandising, decades of valuable and relevant business and financial experience, and a commitment to stockholder’s interests that we believe will allow them to make informed decisions to explore and identify opportunities to unlock value at Citi Trends. Our Nominees’ biographies and the specific experience, qualifications, attributes and skills that led us to conclude that the Nominees should serve as directors of the Company, are set forth on the next page.

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PROPOSAL NO. 1

ELECTION OF DIRECTORS

The Company has a classified Board, which is currently divided into three (3) classes. Two (2) Class III directors with terms expiring at the 2020 annual meeting of stockholders and one (1) Class II director with a term expiring at the [2019] annual meeting of stockholders are up for re-election at the Annual Meeting. We are seeking your support at the Annual Meeting to elect our three (3) Nominees in opposition to three (3) of the Company’s director nominees. Your vote to elect our Nominees will have the legal effect of replacing three (3) incumbent directors with our Nominees. If elected, our Nominees will constitute a minority on the Board and there can be no guarantee that our Nominees will be able to implement the actions that they believe are necessary to unlock stockholder value. However, we believe the election of our Nominees is an important step in the right direction for enhancing long-term value at the Company.

THE NOMINEES

The following information sets forth the name, age, business address, present principal occupation, and employment and material occupations, positions, offices, or employments for the past five (5) years of each of the Nominees. The nominations were made in a timely manner and in compliance with the applicable provisions of the Company’s governing instruments. The specific experience, qualifications, attributes and skills that led us to conclude that the Nominees should serve as directors of the Company are set forth above in the section entitled “Reasons for the Solicitation” and below. This information has been furnished to us by the Nominees. All of the Nominees are citizens of the United States.

[Jonathan Duskin, age 49, has served as Chief Executive Officer of Macellum Capital, which operates a New York-based pooled investment fund, since July 2009, and as the sole member of Macellum GP, which is the general partner of Macellum, since September 2011. From January 2005 to February 2008, Mr. Duskin served as a Managing Director and Partner at Prentice Capital Management, LP, an investment management firm. From March 2002 to January 2005, Mr. Duskin was a Managing Director at S.A.C. Capital Associates LLC, a New York-based hedge fund. From January 1998 to January 2002, Mr. Duskin was a Managing Director at Lehman Brothers Inc., an investment bank, and served as Head of Product Management and Chairman of the Investment Policy Committee within the Research Department. Mr. Duskin currently serves on the board of directors of Christopher & Banks Corporation (NYSE:CBK), since June 2016, and on the board of directors of Furniture.com. Mr. Duskin previously served on the boards of directors of The Wet Seal, Inc. and Whitehall Jewelers, Inc. Mr. Duskin holds a B.A. in Finance and Economics from the University of Massachusetts at Amherst.

Macellum believes Mr. Duskin will bring considerable business, financial services and retail investment expertise, having provided financial and investment banking services to a variety of public and private companies. Macellum also believes that Mr. Duskin’s prior service on the boards and committees of public companies and his familiarity with the retail industry will make him a valuable addition to the Board.]

[Dyan Jozwick, age 59, has over 25 years of direct retail and wholesale industry experience. From August 2015 to January 2016, Ms. Jozwick served as a Strategic Consultant and the President and Chief Merchandising Officer of Kitson, an upmarket department store chain. From March 2014 to January 2015, Ms. Jozwick served as Executive Vice President, Ladies Apparel, at National Stores Inc., an off-price retail apparel and houseware store. From April 2011 to April 2013, Ms. Jozwick served as President of dELiA*s, Inc. (OTCMKTS:DLIAQ), a direct marketing and retail company composed of two lifestyle brands. Ms. Jozwick formerly served as Vice President and General Merchandise Manager of the ladies and junior apparel divisions of Sears stores for Sears Holdings Inc. (NASDAQ: SHLD), a holding company and integrated retailer, from June 2009 to November 2010. From July 2008 to November 2008, Ms. Jozwick served as Executive Vice President and Chief Merchandising Officer of Bebe Stores, Inc., a women's retail clothier. From May 2006 to June 2008, Ms. Jozwick served as Chief Merchandising Officer of The Wet Seal, LLC, a young women's clothing retailer, and from January 2000 to May 2006, Ms. Jozwick served as Senior Vice President and General Merchandise Manager of Junior’s, Tween’s, Children’s, Dresses, Suits and Coats at Robinsons-May, a chain of department stores.

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Macellum believes Ms. Jozwick’s extensive knowledge and executive level experience in the retail and wholesale industry will make her a valuable addition to the Company.]

[Lana Cain Krauter, age 65, currently serves on the board of directors of Simparel Inc., a software company serving both the retail and supply sector, since April 2016, and as a Consultant and independent board director of TLB Holdings, a holding company that through its subsidiaries, manufactures women's apparel, since November 2014. From November 2014 to January 2017, Ms. Krauter acted in several roles including Consultant/Chief Merchandising Officer and independent board director of Gabriel Brothers, Inc., a discount and off-price department store. From February 2011 to November 2013, Ms. Krauter served as the President of Apparel at Sears, an integrated retailer. From April 2008 to October 2010, Ms. Krauter was the President and Chief Merchandising Officer at Bealls Florida Department Stores, Inc., a department store. Prior to that, Ms. Krauter served as Executive Vice President at JC Penney Company (NYSE: JCP), a department store, from February 2003 until April 2008. Ms. Krauter also served as President and Chief Merchandising Officer at Goody's Family Clothing Inc., a retailer of family apparel from January 2000 to January 2003. Previously, from 1992 until 2000, Ms. Krauter held various executive positions at Sears Merchandise Group. Ms. Krauter received her B.S. in Interior Design from The University of Texas at Austin.

Macellum believes Ms. Krauter’s over 30 years of experience in the retail and department store market, with expertise in successfully leading turnarounds and business transformations in omni-channel national and regional companies, will make her a valuable asset to the Company and the Board.]

[Paul Metcalf, age 56, is currently the owner and principal of BEL Retail Advisors, a business consulting firm that specializes in retail development and strategy, which he founded in May 2015. From April 2012 to March 2015, Mr. Metcalf served as the Chief Merchandising Officer and Executive Vice President of Burlington Stores, Inc. (NYSE:BURL), an off-price department store retailer. From October 2006 to December 2011, Mr. Metcalf served in several executive positions at TJX Companies, Inc. (NYSE:TJX), a discount retailer of apparel and home fashions, including Senior Vice President, Chief Merchandising Officer - Women’s Apparel from October 2008 to December 2011, and from October 2006 to October 2009, Mr. Metcalf was the General Merchandise Manager, Men’s Apparel. Previously, from June 1987 to May 2006, Mr. Metcalf worked in various merchandising positions within The May Department Stores Company, an American department store holding company. Mr. Metcalf also served on the board of directors of Gabriel Brothers, Inc., a discount and off-price department store, from August 2016 until its sale in February 2017. Mr. Metcalf holds a B.S. in Finance from the University of Buffalo.

Macellum believes Mr. Metcalf’s expertise in retail development and strategy and extensive, direct executive experience in the discount apparel market will make him a valuable asset to the Company’s Board.]

The principal business address of Mr. Duskin is 99 Hudson St., 5th Floor, New York, NY 10013. The principal business address of Ms. Jozwick is 18221 James Road, Villa Park, CA 92861. The principal business address of Ms. Krauter is 12 Duncannon Court, Dallas, TX 75225. The principal business address of Mr. Metcalf is 26 Northern Spy Road, Franklin, MA, 02038.

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As of the date hereof, Mmes. Jozwick, Krauter and Mr. Metcalf do not own beneficially or of record any securities of the Company and have not entered into any transactions in securities of the Company during the past two years. As of the date hereof, Mr. Duskin does not directly own any securities of the Company. Mr. Duskin, as the sole member of Macellum GP, which is the general partner of Macellum, may be deemed to beneficially own the 581,060 shares of Common Stock beneficially owned directly by Macellum, including 53,500 shares of Common Stock underlying certain call options. In addition, Mr. Duskin, as the managing member of MCM Management, the managing member of MCM Managers, which is the managing member of Macellum Capital, may be deemed to beneficially own the 3,540 shares of Common Stock beneficially owned directly by Macellum Capital.

Each of the Nominees may be deemed to be a member of a “group” with Macellum SPV, Macellum Capital, Macellum GP, Macellum Management, MCM Management, and MCM Managers (the “Group”) for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and accordingly, the Group may be deemed to beneficially own, in the aggregate, the 584,600 shares of Common Stock, including 53,500 shares of Common Stock underlying certain call options, beneficially owned in the aggregate by the members of the Group. Each member of the Group disclaims beneficial ownership of shares of Common Stock that he does not directly own. For information regarding purchases and sales during the past two (2) years by the Nominees and by the members of the Group of securities of the Company, see Schedule I.

Macellum SPV has entered into letter agreements pursuant to which it and its affiliates agreed to indemnify Mmes. Jozwick and Krauter and Mr. Metcalf against claims arising from the solicitation of proxies from the Company’s stockholders in connection with the Annual Meeting and any related transactions.

Each of Mmes. Jozwick and Krauter and Mr. Metcalf has granted powers of attorney to Mr. Duskin, Aaron Goldstein and Jason Pyers in connection with the solicitation of proxies from the Company’s stockholders in connection with the Annual Meeting and any related transactions.

Other than as stated herein, there are no arrangements or understandings between the members of the Group or any other person or persons pursuant to which the nomination of the Nominees described herein is to be made, other than the consent by each Nominee to be named in this Proxy Statement and to serve as a director of the Company if elected as such at the Annual Meeting. None of the Nominees is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in any material pending legal proceeding.

Each Nominee presently is, and if elected as a director of the Company, each of the Nominees would, in our view, be, an “independent director” within the meaning of (i) applicable NASDAQ listing standards applicable to board composition, including Rule 5605(a)(2), and (ii) Section 301 of the Sarbanes-Oxley Act of 2002. No Nominee is a member of the Company’s compensation, nominating or audit committee that is not independent under any such committee’s applicable independence standards.

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We do not expect that the Nominees will be unable to stand for election, but, in the event any Nominee is unable to serve or will not serve for good cause, the shares of Common Stock represented by the enclosed WHITE proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under the Bylaws and applicable law. In addition, we reserve the right to nominate substitute person(s) if the Company makes or announces any changes to the Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any Nominee, to the extent this is not prohibited under the Bylaws and applicable law. In any such case, we would identify and properly nominate such substitute nominee(s) in accordance with the Bylaws and shares of Common Stock represented by the enclosed WHITE proxy card will be voted for such substitute nominee(s). We reserve the right to nominate additional person(s), to the extent this is not prohibited under the Bylaws and applicable law, if the Company increases the size of the Board above its existing size or increases the number of directors whose terms expire at the Annual Meeting.

WE URGE YOU TO VOTE “FOR” THE ELECTION OF THE NOMINEES ON THE ENCLOSED WHITE PROXY CARD.

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PROPOSAL NO. 2

NON-BINDING ADVISORY VOTE ON NAMED EXECUTIVE OFFICER COMPENSATION

As discussed in further detail in the Company’s proxy statement, the Company is asking stockholders to indicate their support for the compensation of the Company’s executive officers. This proposal, commonly known as a “say-on-pay” proposal, is not intended to address any specific item of compensation, but rather the overall compensation of the Company’s executive officers and the philosophy, policies and practices described in the Company’s proxy statement. Accordingly, the Company is asking stockholders to vote for the following resolution:

“RESOLVED, that stockholders approve the compensation of the Company’s named executive officers, including the Company’s compensation philosophy, policies and practices, as discussed and disclosed in the Compensation Discussion and Analysis, the executive compensation tables, and any narrative executive compensation disclosure contained in [the Company’s] proxy statement.”

As disclosed in the Company’s proxy statement, the stockholder vote on the say-on-pay proposal is an advisory vote only, and is not binding on the Company, the Board or the Compensation Committee of the Board; however, the Company has disclosed that to the extent there is any significant vote against the named executive officer compensation as disclosed in the Company’s proxy statement, the Company will consider stockholders’ concerns, and the Compensation Committee will evaluate whether any actions are necessary to address those concerns.

For the reasons set forth above in “Reasons for this Solicitation- We Are Concerned with the Company’s Executive Compensation Practices” we recommend voting AGAINST the non-binding advisory vote on named executive officer compensation.

FOR THE REASONS SET FORTH ABOVE, WE RECOMMEND VOTING, AND INTEND TO VOTE OUR SHARES, “AGAINST” THIS RESOLUTION.

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PROPOSAL NO. 3

NON-BINDING ADVISORY VOTE TO APPROVE THE FREQUENCY OF THE ADVISORY VOTE ON EXECUTIVE COMPENSATION

As discussed in further detail in the Company’s proxy statement, the Company is asking stockholders to indicate, on a non-binding basis, how frequently they would like the Company to hold an advisory vote on the compensation of the Company’s named executive officers. The Company is providing stockholders with the opportunity to vote, on an advisory and non-binding basis, on whether the Company will seek an advisory vote on the compensation of its named executive officers every one, two or three years.

According to the Company’s proxy statement, although the vote is advisory and non-binding, the Company and the Board will consider the voting results when making future decisions regarding the frequency of future advisory votes on the compensation of the Company’s named executive officers.

We believe stockholders deserve a say on the compensation of the Company’s named executive officers on an annual basis and therefore recommend that stockholders select the option of “1 YEAR” on this proposal. We believe an annual “say-on-pay” vote promotes greater accountability and allows stockholder to provide more timely feedback on compensation decisions.

WE RECOMMEND A VOTE, AND INTEND TO VOTE OUR SHARES, FOR THE OPTION OF “1 YEAR” ON THIS PROPOSAL.

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PROPOSAL NO. 4

RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As discussed in further detail in the Company’s proxy statement, the Audit Committee of the Board has selected KPMG LLP as the Company’s independent registered public accounting firm to audit and report upon the consolidated financial statements of the Company for the fiscal year ending February 3, 2018 and is proposing that stockholders ratify such appointment. The Company is submitting the appointment of KPMG LLP for ratification of the stockholders at the Annual Meeting.

As disclosed in the Company’s proxy statement, stockholder approval is not required to appoint KPMG LLP as the Company’s independent registered public accounting firm, but the Company is submitting the selection of KPMG LLP to stockholders for ratification at the Annual Meeting with a view toward soliciting the stockholders’ opinions, which the Audit Committee will take into consideration in future deliberations. If the appointment of KPMG LLP is not ratified at the Annual Meeting, the Audit Committee will consider the engagement of another independent registered public accounting firm.

WE MAKE NO RECOMMENDATION WITH RESPECT TO THE RATIFICATION OF THE SELECTION OF KPMG LLP AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF THE COMPANY FOR THE FISCAL YEAR ENDING FEBRUARY 3, 2018 AND INTEND TO VOTE OUR SHARES “FOR” THIS PROPOSAL.

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VOTING AND PROXY PROCEDURES

Only stockholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting. Stockholders who sell their shares of Common Stock before the Record Date (or acquire them without voting rights after the Record Date) may not vote such shares. Stockholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such shares after the Record Date. Based on publicly available information, Macellum believes that the only outstanding class of securities of the Company entitled to vote at the Annual Meeting is the Common Stock.

Shares of Common Stock represented by properly executed WHITE proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted FOR the election of the Nominees, AGAINST the approval of the advisory vote on the compensation of the Company’s named executive officers, ONE YEAR with respect to the Company’s proposal to approve, on an advisory basis, the frequency of the advisory vote on the compensation of the Company’s executive officers and FOR the ratification of KPMG LLP as the Company’s independent registered public accounting firm for the fiscal year ending February 3, 2018.

According to the Company’s proxy statement for the Annual Meeting, the current Board intends to nominate three (3) candidates for election at the Annual Meeting. This Proxy Statement is soliciting proxies to elect only our Nominees. Accordingly, the enclosed WHITE proxy card may only be voted for the Nominees and does not confer voting power with respect to the Company’s nominees. The Macellum Group intends to vote the Shares in favor of the Nominees.

QUORUM; BROKER NON-VOTES; DISCRETIONARY VOTING

A quorum is the minimum number of shares of Common Stock that must be represented at a duly called meeting in person or by proxy in order to legally conduct business at the meeting. According to the Company’s proxy statement, one-third of the shares of Common Stock outstanding and entitled to vote at the Annual Meeting present in person or by proxy will constitute a quorum.

Votes withheld from director nominees, abstentions and broker non-votes will be counted as shares present for the purpose of determining a quorum but will not be counted in determining the number of shares voted “FOR” director nominees or treated as votes cast on any other proposal and, therefore, will not affect the outcome of the election of director nominees or these other proposals.

A broker non-vote occurs when a bank, broker or other nominee who holds shares for another person returns a proxy but does not vote on a particular item, usually because the nominee does not have discretionary voting authority for that item and has not received instructions from the owner of the shares.

If you are a stockholder of record, you must deliver your vote by mail, attend the Annual Meeting in person and vote, vote by Internet or vote by telephone in order to be counted in the determination of a quorum.

If your shares are held in the name of your broker, a bank or other nominee, that party will give you instructions for voting your shares. If you do not give instructions to your bank or brokerage firm, it will not be allowed to vote your shares with respect to any of the proposals to be presented at the Annual Meeting. In the absence of voting instructions, shares subject to such so-called broker non-votes will not be counted as voted on those proposals and so will have no effect on the vote, but will be counted as present for the purpose of determining the existence of a quorum. If you do not provide voting instructions to your bank or broker, the organization that holds your shares will not be authorized to vote on Proposals 1, 2, 3 or 4. Accordingly, we encourage you to vote promptly, even if you plan to attend the Annual Meeting.

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VOTES REQUIRED FOR APPROVAL

Election of Directors ─ The election of directors requires a plurality of the votes cast at the Annual Meeting. As a result of our nomination of the Nominees, the three (3) nominees for director receiving the highest vote totals will be elected as directors of the Company. With respect to the election of directors, only votes cast “FOR” a nominee will be counted. Proxy cards specifying that votes should be withheld with respect to one or more nominees will result in those nominees receiving fewer votes but will not count as a vote against the nominees. Neither a withhold vote nor a broker non-vote will count as a vote cast “FOR” or “AGAINST” a director nominee. Therefore, withhold votes and broker non-votes will have no direct effect on the outcome of the election of directors.

Other Proposals ─ According to the Company’s proxy statement, approval of the non-binding, advisory resolution to approve the compensation of the Company’s named executive officers, approval on an advisory basis, the frequency of the advisory vote on the compensation of the Company’s executive officers, and the ratification of the appointment of KPMG LLP as the Company’s independent registered public accounting firm each require the affirmative vote of a majority of the votes cast at the Annual Meeting. Abstentions and broker non-votes will be counted as shares present for the purpose of determining a quorum but will not be treated as votes cast on any other proposal and, therefore, will not affect the outcome of these other proposals

REVOCATION OF PROXIES

Stockholders of the Company may revoke their proxies at any time prior to exercise by attending the Annual Meeting and voting in person (although, attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation. The delivery of a subsequently dated proxy which is properly completed will constitute a revocation of any earlier proxy. The revocation may be delivered either to Macellum in care of Saratoga at the address set forth on the back cover of this Proxy Statement or to the Company at Citi Trends, Inc. c/o American Stock Transfer and Trust Company, 6201 15th Avenue, Brooklyn, New York 11219 or any other address provided by the Company. Although a revocation is effective if delivered to the Company, we request that either the original or photostatic copies of all revocations be mailed to Macellum in care of Saratoga at the address set forth on the back cover of this Proxy Statement so that we will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date. Additionally, Saratoga may use this information to contact stockholders who have revoked their proxies in order to solicit later dated proxies for the election of the Nominees.

IF YOU WISH TO VOTE FOR THE ELECTION OF THE NOMINEES TO THE BOARD, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED WHITE PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

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SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Statement is being made by Macellum. Proxies may be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements.

Members of the Macellum Group have entered into an agreement with Saratoga for solicitation and advisory services in connection with this solicitation, for which Saratoga will receive a fee not to exceed $[_____], together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws. Saratoga will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. The Macellum Group has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares of Common Stock they hold of record. The Macellum Group will reimburse these record holders for their reasonable out-of-pocket expenses in so doing. It is anticipated that Saratoga will employ approximately [____] persons to solicit stockholders for the Annual Meeting.

The entire expense of soliciting proxies is being borne by the Macellum Group. Costs of this solicitation of proxies are currently estimated to be approximately $[___________] (including, but not limited to, fees for attorneys, solicitors and other advisors, and other costs incidental to the solicitation). The Macellum Group estimates that through the date hereof its expenses in connection with this solicitation are approximately $[___________]. To the extent legally permissible, if Macellum is successful in its proxy solicitation, the Macellum Group intends to seek reimbursement from the Company for the expenses it incurs in connection with this solicitation. The Macellum Group does not intend to submit the question of such reimbursement to a vote of security holders of the Company.

ADDITIONAL PARTICIPANT INFORMATION

The members of the Macellum Group and the Nominees are participants in this solicitation. The principal business of each of Macellum SPV and Macellum Capital is investing in securities. The principal business of Macellum GP is serving as the general partner of each of Macellum SPV and Macellum Management. The principal business of Macellum Management is serving as the investment manager for Macellum SPV. The principal business of MCM Management is serving as a managing member of MCM Managers. The principal business of MCM Managers is serving as the managing member of Macellum Capital.

The address of the principal office of each of the members of the Macellum Group is 99 Hudson St., 5th Floor, New York, NY 10013.

As of the date hereof, Macellum SPV directly owns 581,060 shares of Common Stock, including 53,500 shares of Common Stock underlying certain call options. Macellum GP, as the general partner of Macellum SPV, may be deemed to beneficially own the 581,060 shares of Common Stock beneficially owned directly by Macellum SPV. Macellum Management, as the investment manager of Macellum SPV, may be deemed to beneficially own the 581,060 shares of Common Stock beneficially owned directly by Macellum SPV. As of the date hereof, Macellum Capital directly owns 3,540 shares of Common Stock. MCM Managers, as the managing member of Macellum Capital, may be deemed to beneficially own the 3,540 shares of Common Stock beneficially owned directly by Macellum Capital. MCM Management, as the managing member of MCM Managers, which serves as the managing member of Macellum Capital, may be deemed to beneficially own the 3,540 shares of Common Stock beneficially owned directly by Macellum Capital.

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Each participant in this solicitation is a member of the Group with the other participants for the purposes of Section 13(d)(3) of the Exchange Act. The Group may be deemed to beneficially own the 584,600 shares of Common Stock owned in the aggregate by all of the participants in this solicitation. Each participant in this solicitation disclaims beneficial ownership of the shares of Common Stock that he or it does not directly own. For information regarding purchases and sales of securities of the Company during the past two (2) years by the participants in this solicitation, see Schedule I.

Macellum SPV and Macellum Capital each effect purchases of securities primarily through margin accounts maintained for them with prime brokers, which may extend margin credit to them as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers’ credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Except as set forth in this Proxy Statement (including the Schedules hereto), (i) during the past ten (10) years, no participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no participant in this solicitation directly or indirectly beneficially owns any securities of the Company; (iii) no participant in this solicitation owns any securities of the Company which are owned of record but not beneficially; (iv) no participant in this solicitation has purchased or sold any securities of the Company during the past two (2) years; (v) no part of the purchase price or market value of the securities of the Company owned by any participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no participant in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any participant in this solicitation owns beneficially, directly or indirectly, any securities of the Company; (viii) no participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no participant in this solicitation or any of his or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no participant in this solicitation or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (xi) no participant in this solicitation has a substantial interest, direct or indirect, by securities holdings or otherwise, in any matter to be acted on at the Annual Meeting.

There are no material proceedings to which any participant in this solicitation or any of his or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. With respect to each of the Nominees, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past ten (10) years.

OTHER MATTERS AND ADDITIONAL INFORMATION

Macellum is unaware of any other matters to be considered at the Annual Meeting. However, should other matters, which Macellum is not aware of at a reasonable time before this solicitation, be brought before the Annual Meeting, the persons named as proxies on the enclosed WHITE proxy card will vote on such matters in their discretion.

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STOCKHOLDER PROPOSALS

Proposals of stockholders intended to be presented at the 2018 Annual Meeting of Stockholders (the “2018 Annual Meeting”) must, in order to be included in the Company’s proxy statement and the form of proxy for the 2018 Annual Meeting, be delivered to the Company’s Corporate Secretary at 104 Coleman Boulevard, Savannah, Georgia 31408 by [________].

Under the Bylaws, any stockholder intending to present any proposal (including director nominations) at the 2018 Annual Meeting, must give written notice of that proposal to the Company’s Secretary no earlier than [ ], and no later than [ ].

The information set forth above regarding the procedures for submitting stockholder proposals for consideration at the 2018 Annual Meeting is based on information contained in the Company’s proxy statement and the Bylaws. The incorporation of this information in this proxy statement should not be construed as an admission by Macellum that such procedures are legal, valid or binding.

INCORPORATION BY REFERENCE

WE HAVE OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS EXPECTED TO BE INCLUDED IN THE COMPANY’S PROXY STATEMENT RELATING TO THE ANNUAL MEETING. THIS DISCLOSURE IS EXPECTED TO INCLUDE, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ON THE COMPANY’S DIRECTORS, INFORMATION CONCERNING EXECUTIVE COMPENSATION AND OTHER IMPORTANT INFORMATION. SEE SCHEDULE II FOR INFORMATION REGARDING PERSONS WHO BENEFICIALLY OWN MORE THAN 5% OF THE SHARES AND THE OWNERSHIP OF THE SHARES BY THE DIRECTORS AND MANAGEMENT OF THE COMPANY.

The information concerning the Company contained in this Proxy Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available information.

Macellum SPV III, LP

_________________, 2017

25

SCHEDULE I

TRANSACTIONS IN SECURITIES OF THE COMPANY BY THE PARTICIPANTS DURING THE PAST TWO YEARS

Nature of the Transaction	Securities Purchased/(Sold)	Date of Purchase / Sale

Macellum SPV III, LP

Common Stock	25,000	11/08/2016
Common Stock	55,659	11/09/2016
Common Stock	12,000	11/11/2016
Common Stock	15,000	11/14/2016
Common Stock	40,000	11/15/2016
Common Stock	5,000	11/15/2016
Common Stock	7,000	11/16/2016
Common Stock	1,000	11/16/2016
Common Stock	13,018	11/17/2016
Common Stock	35,000	11/18/2016
Common Stock	(52,000)	11/21/2016
Common Stock	8,000	11/22/2016
Common Stock	7,323	11/23/2016
January 2017 Put Option ($17.50 Strike Price)	(25)*	11/23/2016
Common Stock	10,000	11/25/2016
Common Stock	10,000	11/28/2016
Common Stock	9,360	11/29/2016
Common Stock	23,500	11/30/2016
Common Stock	4,000	01/03/2017
Common Stock	10,000	01/04/2017
Common Stock	15,300	01/10/2017
Common Stock	12,300	01/11/2017
Common Stock	2,500**	01/20/2017
Common Stock	2,800	01/25/2017
Common Stock	5,600	02/01/2017
Common Stock	11,000	02/02/2017
Common Stock	15,000	02/06/2017
Common Stock	15,000	02/07/2017
Common Stock	5,000	02/08/2017
Common Stock	5,501	02/09/2017
Common Stock	11,000	02/10/2017
Common Stock	25,000	02/13/2017
Common Stock	10,000	02/13/2017
Common Stock	44,547	02/14/2017
Common Stock	38,152	02/15/2017
Common Stock	25,000	02/16/2017
Common Stock	15,000	02/17/2017
Common Stock	30,000	02/21/2017
April 21, 2017 Call Option ($19.30 Strike Price)	535	02/23/2017

I-1

Macellum Capital Management, LLC

Common Stock	940	10/17/2016
Common Stock	1,960	11/21/2016
Common Stock	640	11/29/2016

*Represents a short sale put option

**Represents an assignment of the January 2017 put option sold to the counterparts.

I-2

SCHEDULE II

The following table is reprinted from the definitive proxy statement filed by Citi Trends, Inc. with the Securities and Exchange Commission on [_____], 2017.

[To come]

II-1

IMPORTANT

Tell the Board what you think! Your vote is important. No matter how few shares of Common Stock you own, please give Macellum your proxy FOR the election of the Nominees and in accordance with Macellum’s recommendations on the other proposals on the agenda for the Annual Meeting by taking three steps:

•	SIGNING the enclosed WHITE proxy card;
•	DATING the enclosed WHITE proxy card; and
•	MAILING the enclosed WHITE proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

If any of your shares of Common Stock are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such shares of Common Stock and only upon receipt of your specific instructions. Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed WHITE voting form.

If you have any questions or require any additional information concerning this Proxy Statement, please contact Saratoga at the address set forth below.

If you have any questions, require assistance in voting your WHITE proxy card,

or need additional copies of Macellum’s proxy materials,

please contact:

Stockholders call toll free at (888) 368-0379

Email: info@saratogaproxy.com

WHITE PROXY CARD

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED MARCH 21, 2017

CITI TRENDS, INC.

2017 ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF MACELLUM SPV III, LP AND THE OTHER PARTICIPANTS IN ITS PROXY SOLICITATION

THE BOARD OF DIRECTORS OF CITI TRENDS, INC.
IS NOT SOLICITING THIS PROXY

P      R      O      X      Y

The undersigned appoints Jonathan Duskin and Aaron Goldstein, and each of them, attorneys and agents with full power of substitution to vote all shares of Common Stock of Citi Trends, Inc. (the “Company”) which the undersigned would be entitled to vote if personally present at the 2017 Annual Meeting of Stockholders of the Company scheduled to be held at [ ], on [_____], [_______, 2017] at [_:__ _.m., EDT] (including any adjournments or postponements thereof and any meeting called in lieu thereof, the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of Common Stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to Macellum SPV III, LP (“Macellum”) a reasonable time before this solicitation.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “FOR” PROPOSAL 1, “AGAINST” PROPOSAL 2, FOR “ONE YEAR” WITH RESPECT TO PROPOSAL 3 AND “FOR” PROPOSAL 4.

This Proxy will be valid until the sooner of one year from the date indicated on the reverse and the completion of the Annual Meeting.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting

This Proxy Statement and our WHITE proxy card are available at

[______________________________]

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

[X] Please mark vote as in this example

MACELLUM STRONGLY RECOMMENDS THAT STOCKHOLDERS VOTE “FOR ALL NOMINEES” LISTED BELOW IN PROPOSAL 1, “AGAINST” PROPOSAL 2, FOR “ONE YEAR” WITH RESPECT TO PROPOSAL 3 AND MAKES NO RECOMMENDATION WITH RESPECT TO PROPOSAL 4

1.	Macellum’s proposal to elect [Jonathan Duskin, Dyan Jozwick, Lana Cain Krauter and Paul Metcalf] to the Board to serve as two (2) Class III directors with a term expiring at the 2020 annual meeting of stockholders and one (1) Class II director with a term expiring at the [2019] annual meeting of stockholders and until their respective successors are duly elected and qualified.
		FOR ALL NOMINEES	WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES	FOR ALL EXCEPT NOMINEE(S) WRITTEN BELOW
Nominees:	[Jonathan Duskin Dyan Jozwick Lana Cain Krauter Paul Metcalf]	☐	☐	☐ ________________ ________________

NOTE: If you do not wish for your shares to be voted “FOR” a particular nominee, mark the “FOR ALL EXCEPT NOMINEE(S) WRITTEN BELOW” box and write the name(s) of the nominee(s) you do not support on the line(s) above. Your shares will be voted for the remaining nominee(s).

2.	The Company’s proposal to vote on a non-binding, advisory resolution to approve the compensation of the Company’s named executive officers for 2016.
☐	FOR	☐	AGAINST	☐	ABSTAIN

3.	The Company’s proposal to hold an advisory vote on the frequency of the advisory vote on the compensation of the Company’s executive officers.
☐	ONE YEAR	☐	TWO YEARS	☐	THREE YEARS	☐	ABSTAIN

4.	The Company’s proposal to ratify the appointment of KPMG LLP as the independent registered public accounting firm of the Company for the fiscal year ending February 3, 2018.
☐	FOR	☐	AGAINST	☐	ABSTAIN

DATED: ____________________________

____________________________________
(Signature)

____________________________________
(Signature, if held jointly)

____________________________________
(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING. PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.